        Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

The following publication was distributed to CBOT members on February 21, 2001.


The Board of Directors of the Chicago Board of Trade at its regular meeting Tuesday, February 20, 2001 took the actions summarized below.


                                      ...


Elected David J. Vitale as President and Chief Executive Officer of the Chicago Board of Trade.


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      ...

Approved, for membership vote, a proposed enabling rule which would authorize the Chief Executive Officer of the Exchange to approve the implementation of Market Maker programs for products in the municipal bond complex, the equity index complex, and all products launched after December 31, 1999.

Ballot details will be forthcoming.


                                      ...

                                     -MORE-
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                                      -2-


Approved the appointment of the CBOT(R) Board to serve also as the Board of Directors of Electronic Chicago Board of Trade, Inc. ("E-CBOT"), a wholly-owned subsidiary of the Board of Trade of the City of Chicago, Inc.


These appointees will be successors to the previous E-CBOT Directors (David P. Brennan, Bernard W. Dan and Neal E. Kottke), who recently resigned from the E-CBOT Board.

                                      ...

Approved the launch of CBOT Mortgage futures and options on March 23, 2001 for open outcry trading and on March 25, 2001 for a/c/e electronic trading.

Further details will be forthcoming.

                                      ...

Took the following actions with respect to the designation of trading privileges in CBOT Mortgage contracts:

- Designated Mortgage Futures in the GIM category (Full and Associate Members and GIM Membership Interest holders will have trading privileges); and

- Granted temporary floor and electronic trading privileges (through December 31, 2003) as follows:

    .   For GIMs, in Mortgage Options;
    .   For IDEMs, in Mortgage Futures and Options; and
    .   For COMs, in Mortgage Futures.


                                      ...


Waived Exchange transaction fees for members and delegates, with respect to CBOT Agency and Mortgage futures and options, effective from February 1 through December 31, 2001.


                                      ...


                                    - MORE -

                                                                        02/20/01
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                                     - 3 -

Approved regulation changes for CBOT agricultural contracts which would:

- Eliminate expiration provisions for specified agricultural contract delivery instruments; and

- Allow issuers of shipping certificates/warehouse receipts who regain their own certificates/receipts to declare them not outstanding but retain their registration.

Subject to CFTC approval.  Further details will be forthcoming.


                                      ...



Approved revised index specifications for CBOT Municipal Bond Index futures including the following:

-   Increasing the number of term bonds per issuer from two to three;
- Raising the pricing basis of component bond evaluations from $100,000 to $1 million;
-   Reducing the minimum required number of pricing brokers from four to three;
-   Eliminating index bonds placed on negative credit watch; and
- Replacing the 18-month term limit with minimum restrictions on time to first call and remaining maturity.

Subject to CFTC review.  Further details will be forthcoming.

                                      ...

Approved additional appointments and changes in appointments for the following 2001 Committees:

    .   Arbitration              .  Subcommittee on Trading Floor Efficiency
    .   Arbitration Executive    .  Futures Commission Merchant
    .   Hearing                  .  Floor Agricultural
    .   Membership               .  Floor Financial
    .   Floor Conduct            .  Pit Committees

A list of 2001 Committee appointments to date is available from the Secretary's Office.


                                      ...

Appointed John H. Tocks to serve on the Board of Directors of the Chicago Board of Trade Foundation (the Exchange's charitable foundation).


                                     # # #


                                                                        02/20/01
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The following letter was distributed to CBOT members on Feburary 21, 2001 and is currently available on the CBOT's Internet site and intranet site, MemberNet.



                               February 21, 2001


Dear Fellow Members:

It is with great pleasure that I inform you that yesterday, your Board of Directors approved the appointment of David J. Vitale as President and Chief Executive Officer. Having talked to David numerous times throughout the search process about our business strategy and our future plans, I truly believe he will do a great job as our new CEO. David will be joining our team on March 1.

Some of you already know David through his long association in the Chicago business community, and many of you have had the opportunity to read about him in the past month as various news stories discussed his qualifications as a CEO candidate.

David spent his career at Bank One (formerly First Chicago) after graduating from Harvard and the University of Chicago Business School. I believe it is particularly important to note that David was in charge of the Capital Markets Division at Bank One, and presently is a member of the Board of Directors of the Chicago Board Options Exchange. He understands our business and the exchange marketplace.

David played a key role in the senior leadership team that created the fifth-largest U.S. bank in the 1998 merger of First Chicago NBD Corp. and Bank One. Earlier, he played a major role in the 1995 merger of First Chicago and NBD Corp.

In addition to his excellent resume and references, David and I have a number of mutual acquaintances. For example, my office mate at McKinsey & Company, the consulting firm I worked at some years ago, worked for David at the bank. He tells me we made an excellent choice.

I want to thank the other members of the Search Committee for helping us find such an excellent candidate. I also am very appreciative of the input I received from our Executive Committee and Human Resources Committee.

I plan to discuss David's appointment as well as other aspects of our action plan for the future of the Chicago Board of Trade at our Annual Meeting on Thursday at 2:30 p.m. in the Mansfield Room. I encourage you to attend this important meeting, either in person or via MemberNet. I look forward to hearing your views.

                                  Sincerely,

                                  /s/ Nickolas J. Neubauer

                                  Nickolas J. Neubauer



While the Board of Trade of the City of Chicago, Inc. (CBOT/R/) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, which it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.